SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
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                                 SCHEDULE 13D
                                (Rule 13d-101)
                               (AMENDMENT NO. 1)
     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13-d-(1)(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  SCANIA AB
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                               (Name of Issuer)

                                CLASS A SHARES
                                CLASS B SHARES
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                        (Title of Class of Securities)

                          CLASS A SHARES - XL 74244
                          CLASS B SHARES - XL 74245
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                                (CUSIP Number)

                             Paul Kumleben, Esq.
                            Davis Polk & Wardwell
                             1 Frederick's Place
                               London, EC2R 8AB
                                   England
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 6, 1999
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           (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [ ].


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CUSIP NO. XL 74244                   13D                    Page 2 of 8 Pages
          XL 74245


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         INVESTOR AB
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) |_|
         OF A GROUP*                                                  (b) |X|
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               |_|
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         KINGDOM OF SWEDEN
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                     7.  SOLE VOTING POWER         Class A Shares: 54,061,380
                                                   Class B Shares: 1,508,693
     NUMBER OF       --------------------------------------------------------
       SHARES
    BENEFICIALLY    8.  SHARED VOTING POWER        Class A Shares: 0
      OWNED BY                                     Class B Shares: 0
        EACH        ---------------------------------------------------------
     REPORTING
    PERSON WITH     9.  SOLE DISPOSITIVE POWER     Class A Shares: 54,061,380
                                                   Class B Shares:  1,508,693
                    ---------------------------------------------------------

                    10.  SHARED DISPOSITIVE POWER   Class A Shares: 0
                                                    Class B Shares: 0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class A Shares: 54,061,380
         Class B Shares: 1,508,693
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
         CERTAIN SHARES*
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
         Class A Shares:        54.0%;
         Class B Shares:         1.5%;
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14.      TYPE OF REPORTING PERSON*
         CO
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


     Investor Aktiebolaget, a limited liability company incorporated under the laws of Sweden ("Investor") hereby amends and supplements its Report on
Schedule 13D, originally filed on May 12, 1999 (the "Schedule 13D") with respect to the purchase of shares of Class A and Class B Common Stock, SEK 10 nominal value per share (the "Common Shares"), of Scania Aktiebolaget, a limited liability company incorporated in Sweden (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 1 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Investor. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

   Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by replacing in its entirety the existing text and inserting the following language:

     "On August 6, 1999, Investor reached an agreement with AB Volvo, a limited liability company incorporated in Sweden ("Volvo"), pursuant to which Volvo will acquire all of Investor's shares in the Issuer.

     The agreement between Volvo and Investor involves Investor receiving payment either solely in cash or in a combination of cash and newly issued Volvo shares for Investor's holdings in the Issuer. Investor will receive a cash payment of SEK 315 per share for 60% of its holdings. For the remaining 40%, Investor will receive, at its discretion, either SEK 315 in cash per share or newly issued shares in Volvo in the proportion of six Volvo shares for each multiple of five shares of the Issuer.

     Volvo's acquisition of Investor's shares in the Issuer is conditional upon receiving required approvals from the authorities."


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   Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by deleting the existing text in its entirety and replacing it with the following language:

     "(a) Amount beneficially owned:    Class A Shares: 54,061,380;
                                        Class B Shares: 1,508,693;
                                        Class A and B Shares:


          Percent* of share capital:    Class A Shares: 54.0%;
                                        Class B Shares: 1.5 %;
                                        Class A and B Shares: 27.8%

          Percent* of voting rights**:  Class A Shares: 54.0%;
                                        Class B Shares: 1.5 %;
                                        Class A and B Shares: 49.3%

          *) Based on the number of outstanding Shares set forth in the Issuer's annual report for 1998.

         **) Each Class A Share carries one vote and each Class B Share carries one-tenth of one vote.

      (b) Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote: Class A Shares:
                 54,061,380; Class B Shares: 1,508,693

           (ii)  Shared Power to vote or to direct the vote.  None.

          (iii) Sole power to dispose or to direct the disposition of: Class A Shares: 54,061,380; Class B Shares: 1,508,693

          (iv)  Shared power to dispose or to direct the disposition of: None.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by deleting the existing text in its entirety and replacing it with the following language:

     "See Item 4 above."


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                                   SIGNATURE



     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 1999

                                        INVESTOR AB


                                        By: /s/ Adine Grate Axen
                                            ---------------------------------
                                            Name: Adine Grate Axen
                                            Title:   Managing Director